POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

December 14, 2011

Andrew Mew, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Power-Save Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
File No. 000-30215

Dear Mr. Mew:

Power-Save Energy Company., an Utah corporation (the “Company”), has received and reviewed your letter of November 8, 2011, pertaining to the Company’s Form 10-K as filed with the Securities & Exchange Commission (the “Commission”) on April 13, 2011, and the Company’s Quarterly Report on Form 10-Q as filed with the Commission on August 10, 2011.

At this time, we are cordially requesting additional time to complete our responses due to unavailability of both counsel and accountant between the Thanksgiving and Christmas Holidays.  Currently, a response was expected by today, December 14, 2011.  In light of the foregoing information, we are requesting an additional calendar week, which would allow the Company to file the necessary amendments and responses on or before December 21, 2011.

Very truly yours,

/s/ Michael Forster
Chief Executive Officer and President